SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 3, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 3, 2016 the company informed to the shareholders that pursuant to the decision of board of directors' meeting held on November 3, 2016, it will be made available to shareholders from November 17, 2016 a cash dividend of $ 460.000.000.- (in argentinian pesos ARS) equivalent to 365.038658054% of the shares oustanding, an amount per share of ($ V N0,10) $ 0.365038658054 and an amount per ADR (Pesos per ADR) of $ 14.6015463222 under the year ended June 30, 2016, payable to all shareholders who are of such quality to November 16, 2016 according to the register kept by Caja de Valores SA. For being entry shares, the cash payment of the mentioned dividend will be made with the documentation provided to prove the shareholder's identity in Caja de Valores S.A. located at Calle 25 de Mayo 362 in the Autonomous City of Buenos Aires, Monday through Friday between the hours of 10 to 15 hours.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 3, 2016